SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            -------------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULES 13d-1(b), (c) AND (d)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
                               (Amendment No. 1) 1

                          Carolina Bank Holdings, Inc.

                                (Name of Issuer)

                     Common Stock, $1.00 par value per share
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    143785103
 -------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                                December 31, 2003

             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                   /   /   Rule 13d-1(b)
                  /X/      Rule 13d-1(c)
                  /   /    Rule 13d-1(d)

---------------------------

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.      NAME OF REPORTING PERSONS: Jeffrey A. Miller
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) |X|
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3.      SEC USE ONLY

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4.      CITIZENSHIP OR PLACE OF ORGANIZATION        United States of America

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    NUMBER OF        5.     SOLE VOTING POWER                        0
     SHARES          -----------------------------------------------------------
  BENEFICIALLY       6.     SHARED VOTING POWER                      109,800
   OWNED BY          -----------------------------------------------------------
     EACH            7.     SOLE DISPOSITIVE POWER                   0
   REPORTING         -----------------------------------------------------------
  PERSON WITH        8.     SHARED DISPOSITIVE POWER                 109,800
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9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                         109,800
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10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*
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11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                   5.9%

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12.     TYPE OF REPORTING PERSON*                                             IN

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                      *SEE INSTRUCTION BEFORE FILLING OUT!

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1.      NAME OF REPORTING PERSONS: Eric D. Jacobs
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) |X|
--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      CITIZENSHIP OR PLACE OF ORGANIZATION            United States of America

--------------------------------------------------------------------------------
    NUMBER OF        5.     SOLE VOTING POWER                        0
     SHARES          -----------------------------------------------------------
  BENEFICIALLY       6.     SHARED VOTING POWER                      109,800
   OWNED BY          -----------------------------------------------------------
     EACH            7.     SOLE DISPOSITIVE POWER                   0
   REPORTING         -----------------------------------------------------------
  PERSON WITH        8.     SHARED DISPOSITIVE POWER                 109,800
--------------------------------------------------------------------------------

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                         109,800
--------------------------------------------------------------------------------
10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*
--------------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                   5.9%

--------------------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON*                                             IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a).        Name of Issuer:

                           Carolina Bank Holdings, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                           2604 Lawndale Drive
                           Greensboro, NC 27408

Item 2(a).        Name of Persons Filing:

                           Jeffrey A. Miller
                           Eric D. Jacobs
                           (together, the "Reporting Persons")

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                           The principal business address of the Reporting
                                Persons is:

                           P.O. Box 26039 Gallows Bay Station
                           Christiansted, St. Croix, USVI 00824


Item 2(c).        Citizenship:

                           Jeffrey A. Miller:  United States of America
                           Eric D. Jacobs:  United States of America


Item 2(d).        Title of Class of Securities:

                           Common Stock, $1.00 par value per share

Item 2(e).        CUSIP Number:

                           143785103

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not Applicable

                      (a)[ ] Broker or dealer registered under Section 15 of the Exchange Act;

                      (b)[ ] Bank as defined in Section 3(a)(6) of the Exchange Act;

                      (c)[ ] Insurance Company as defined in Section 3(a)(19) of the Exchange Act;

                      (d)[ ] Investment Company registered under Section 8 of the Investment Company Exchange Act;

                      (e)[ ] Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

                      (f)[ ] Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);

                      (g)[ ] Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(1)(ii)(G);

                      (h)[ ] Saving Association as defined in Section 3(b) of The Federal Deposit Insurance Act;

                      (i)[ ] Church Plan that is excluded from the definition of an Investment Company under
                                    Section 3(c)(14) of the Investment Company
                                    Act;

                      (j)[ ]        Group, in accordance with Rule
                                    13d-1(b)(1)(ii)(J).

Item 4.           Ownership.

                  A. Jeffrey A. Miller

                  (a)  Amount beneficially owned:                        109,800
                  (b)  Percent of Class:                                    5.9%
                  (c)   Number of shares as to which such person has:

                      (i)  Sole power to vote or direct the vote:              0
                      (ii) Shared power to vote or to direct the vote:   109,800
                      (iii)Sole power to dispose or direct the
                           disposition of:                                     0
                      (iv) Shared power to dispose or to direct the
                           disposition of:                               109,800


                  B. Eric D. Jacobs

                  (a)  Amount beneficially owned:                        109,800
                  (b)  Percent of Class:                                    5.9%

                  (c)   Number of shares as to which such person has:

                      (i)  Sole power to vote or direct the vote:              0
                      (ii) Shared power to vote or to direct the vote:   109,800
                      (iii)Sole power to dispose or direct the
                           disposition of:                                     0
                      (iv) Shared power to dispose or to direct the
                           disposition of:                               109,800


         As calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, Jeffrey A. Miller and Eric D. Jacobs beneficially own 109,800 shares of the Issuer's Common Stock, $1.00 par value per share ("Common Stock"), representing 5.9% of the Common Stock. Mr. Miller and Mr. Jacobs do not directly own any shares of Common Stock, but they do indirectly own 109,800 shares of Common Stock in their capacity as (i) the sole managers and members of Miller & Jacobs Capital, L.L.C., a Virgin Islands limited liability company ("MJC"), which in turn (a) provides discretionary investment management services to Acadia Fund I, L.P., a Delaware limited partnership ("Acadia LP"), (b) serves as a sub-advisor with discretionary investment advisory authority for Acadia Life International, a Bermuda corporation ("Life"), and (c) serves as a sub-advisor with discretionary investment advisory authority for Avant Garde Investment, Ltd., a British Virgin Islands corporation ("Avant Garde"); (ii) the sole managers of Cerulean Investment Management, L.L.C., a Delaware limited liability company, which in turn serves as investment manager for Cerulean Partners, Ltd., an exempt company incorporated in the Cayman Islands ("Cerulean"); and (iii) the sole members and managers of Acadia Fund I, LLC, a Delaware limited liability company, which in turn serves as the general partner for Acadia Fund I, GP, L.P., a Delaware limited partnership, which in turn serves as general partner for Acadia LP.

Item 5.           Ownership of Five Percent or Less of a Class.

                           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                           Each of Acadia LP, Cerulean, Life and Avant Garde have the right to receive dividends and the proceeds from the sale of the shares of Common Stock held by such person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                           Not Applicable

Item 8.           Identification and Classification of Members of the Group.

                           Not Applicable

Item 9.           Notice of Dissolution of Group.

                           Not Applicable

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 2004

                                               /s/ Jeffrey A. Miller
                                               ---------------------------------
                                               Jeffrey A. Miller



                                               /s/ Eric D. Jacobs
                                               ---------------------------------
                                               Eric D. Jacobs




                                  EXHIBIT INDEX


Exhibits
--------

1. Joint Filing Agreement, dated February 11, 2004, by and between Jeffrey A. Miller and Eric D. Jacobs.

                                    EXHIBIT 1
                                    ---------




                             JOINT FILING AGREEMENT



         The undersigned hereby agree that this Statement on Schedule 13G with respect to the beneficial ownership of shares of Common Stock, par value $ 1.00 per share, of Carolina Bank Holdings, Inc. is filed jointly, on behalf of each of them.

Dated:  February 11, 2004


                                                /s/ Jeffrey A. Miller
                                                --------------------------------
                                                Jeffrey A. Miller



                                                /s/ Eric D. Jacobs
                                                --------------------------------
                                                Eric D. Jacobs